Exhibit 99

News

RiT TECHNOLOGIES REPORTS Q4 AND FULL YEAR 2009 RESULTS

- After Challenging 2009, Company Has Accelerated Sales Efforts &
Concluded Reorganization and Cost-Cutting Plan -

Tel Aviv, Israel – February 4, 2010 – RiT Technologies (NASDAQ: RITT), today announced its financial results for the fourth quarter and full year ended December 31, 2009.

Revenues for the fourth quarter of 2009 were $2.2 million compared with $4.5 million for the fourth quarter of 2008. Net loss for the quarter was $(1.6) million, or $(0.61) per share (basic and diluted), compared with $(0.7) million, or $(0.28) per share (basic and diluted) in the fourth quarter of 2008.

For the twelve month period, revenues were $8.7 million compared with $22.6 million for 2008. Net loss for 2009 was $(6.5) million, or $(2.48) per share (basic and diluted), compared with $(1.2) million, or $(0.59) per share (basic and diluted) for 2008.

Reorganization and Cost-Cutting Plan
Since the end of the third quarter of 2009, RiT has implemented a company-wide reorganization and cost-cutting plan that will reduce the Company’s 2010 operating expenses by approximately $1.7 million compared with their level in 2009.

Comments of Management
“Our 2009 results reflect the recession that has dominated our target construction and financial verticals since late 2008, especially in the territories that are traditionally our strongest, such as Russia, the U.K. and North America,” commented Mr. Avi Kovarsky, RiT’s President & CEO. “In response to the reduced sales, we have accelerated our sales efforts and completed a comprehensive cost-cutting and reorganization program that will reduce our operating expenses by $1.7 million in 2010 as compared with 2009. At this expense level, and with the continued strong financing support of our controlling shareholder Stins Coman, we believe that we have the flexibility we need to pursue growth in step with the recovery of our markets.”

Mr. Kovarsky continued, “At the same time, two positive factors give us room for optimism as we look forward into 2010 and beyond. First, we continue to have a rich sales pipeline, which includes significant late-stage Carrier deals and high-potential Enterprise deals delayed from 2009. Second, we see significant potential in our new SiteWiz and EPV solutions, which expand our reach into the resilient small-to-medium-sized Enterprise segment. We are encouraged by the market reaction to these products and are very near to closing a significant SiteWiz deal. "

Mr. Kovarsky concluded, “We are encouraged by the combination of these positive factors. With a lean expense structure, a rich sales pipeline, the right products and strong backing, we feel well positioned to achieve a turnaround and to deliver improved results in the year ahead.”

RiT Technologies Ltd.

News

Conference Call Details
The Company will host a conference call to discuss these results today, Thursday, February 4th, at:

    10:00 a.m. Eastern Time
      9:00 a.m. Central Time
      8:00 a.m. Mountain Time
      7:00 a.m. Pacific Time
    17:00 Israel Time

To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:

 1-888-407-2553 Toll free for US

 +972-3-9180609 - International

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: http://www.videonewswire.com/event.asp?id=65771.

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o'clock noon (EST) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il, by phone: +972-3-766-4249 or fax: +972-3-647-4115.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

News

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.

News

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	December 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	1,610	6,111
Trade receivables, net	2,044	3,737
Other current assets	462	536
Assets held for severance benefits	112	-
Inventories	3,355	3,978
	7,583	14,362
Long Term Assets
Trade receivables, net	181	351
Assets held for severance benefits	1,409	1,579
	1,590	1,930
Property and Equipment
Cost	3,252	3,502
Less - accumulated depreciation	2,870	2,958
	382	544

Total Assets	9,555	16,836
Liabilities and Shareholders' Equity
Current Liabilities
Short-term loan	250	-
Trade payables	1,322	3,101
Other payables and accrued expenses	1,340	2,286
Liability in respect of employees' severance benefits	143	-
	3,055	5,387

Other Liabilities
Convertible loan from principal shareholder	1,805	-
Liability in respect of employees' severance benefits	1,633	2,076
	3,438	2,076
Total Liabilities	6,493	7,463

Shareholders' Equity
Share capital	559	559
Treasury stock	(27)	(27)
Additional paid-in capital	36,820	36,681
Accumulated deficit	(34,290)	(27,840)
	3,062	9,373
Total Liabilities and Shareholders’ Equity	9,555	16,836

RiT Technologies Ltd.

News

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three		For the twelve
	months ended		months ended
	December 31,		December 31,
	(Unaudited)		(Unaudited)

	2009	2008	2009	2008
	U.S. $	U.S. $	U.S. $	U.S. $

Sales	2,214	4,538	8,655	22,556
Cost of sales	1,307	2,344	4,710	11,080
Gross profit	907	2,194	3,945	11,476

Operating costs and expenses:
Research and development:
Research and development, gross	760	925	3,158	3,781
Less - royalty-bearing participation	206	-	206	104
Research and development, net	554	925	2,952	3,677

Sales and marketing	1,417	1,400	5,268	6,351
General and administrative	521	556	2,065	2,718
Total operating expenses	2,492	2,881	10,285	12,746
Operating loss	(1,585)	(687)	(6,340)	(1,270)
Financial income (loss), net	(7)	(39)	(110)	52
Net Loss	(1,592)	(726)	(6,450)	(1,218)

Net loss per ordinary share (basic and diluted)	(0.61)	(0.28)	(2.48)	(0.59)

Weighted average number of ordinary shares, used to compute net Loss per ordinary share (basic and diluted)	2,604,428	2,604,428	2,604,428	2,060,697

RiT Technologies Ltd.